UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (together with Amendment No. 1 thereto filed with the SEC on August 24, 2010, Amendment No. 2 thereto filed with the SEC on August 27, 2010, Amendment No. 3 thereto filed with the SEC on August 31, 2010 and Amendment No. 4 thereto filed with the SEC on September 2, 2010, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, Amendment No. 2 thereto filed with the SEC on August 30, 2010 and Amendment No. 3 thereto filed with the SEC on September 2, 2010 Amendment No. 4 thereto filed with the SEC on September 8, 2010 and Amendment No. 5 thereto filed with the SEC on September 9, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs following the paragraph under the heading “Annual Report on Form 10-K”:
“Expiration of the Offer.
     The Offer expired at midnight (New York City time) on September 8, 2010. Based on final information provided by the depository for the Offer, as of 12:01 a.m. (New York City time) on September 9, 2010, a total of 28,457,901 Shares had been validly tendered and not withdrawn from the Offer, representing approximately 92.4% of the Shares outstanding as of 12:01 a.m. (New York City time) on September 9, 2010. Additionally, the depository for the Offer has advised Parent and Purchaser that an additional 2,781,521 Shares have been tendered by notice of guaranteed delivery.
     Parent has advised the Company that all Shares that were validly tendered during the Offer have been accepted for payment, and Parent intends to complete the acquisition of the Company through a short-form merger under Delaware law on or about September 10, 2010. As described in the Merger Agreement, each of the remaining Shares outstanding (other than (i) Shares owned by the Company, Parent or Purchaser or their respective subsidiaries, which will be canceled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price. Following the Merger, the Shares will no longer be listed on the NASDAQ.
     On September 9, 2010, Parent issued a press release announcing the results of the Offer. A copy of the press release is included as Exhibit (a)(7) hereto and is incorporated herein by reference.”

Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description

“(a)(7)	Press Release issued by Parent, dated September 9, 2010, announcing the completion of the tender offer (incorporated by reference to Exhibit (d)(7) to Amendment No. 5 to Schedule TO, filed by Parent and Purchaser with the SEC on September 9, 2010.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ Thomas W. Stoelk
Thomas W. Stoelk
Vice President and Chief Financial Officer

Dated: September 9, 2010

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